Alonzo (Lon) Aylsworth

Co-Founder, Incoba LLC
July 2014 - Preent

President and Founder, Anhelo, LLC
July 2011 – July 2014

CTO, 3 Inventing Guys
Jan 2009 – Jun 2011

Consulant, CHAD Therapeutics
2005 - 2008

Education –
Webster University, BA Business Management, Business and Marketing
1981 – 1983

Northwestern Michigan College, AAS Aviation Science, Professional Pilot
1978 - 1980